

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Franklin Ogele
Director and Chief Executive Officer
New Africa Petroleum Corp.
One Gateway Center, 26th Floor
Newark, NJ 07102

> **Re: New Africa Petroleum Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 13, 2020**
> **File No. 333-239825**

Dear Mr. Ogele:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 29

1. We note the revisions in response to prior comments 3 and 4. We also note the disclosure here that you have "assembled a team of significant employees with vast experience in the oil and gas sector to provide with competitive edge. [Y]our management team, including [y]our Acquisitions Manager's extensive industry network provides [you] with access to top-tier industry partners, landowners and financial sponsors to help us identify and execute on attractive opportunities not generally known by others." Please revise to reconcile this disclosure with the disclosures related to your officers and sole director. Also provide the information regarding your significant employees as required by Item 401(c) of Regulation S-K.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796, or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation